May 14, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Office of Technology

Re: Glimpse Group, Inc.

Registration Statement on Form S-1

Filed April 6, 2021

File No. 333-255049

Ladies and Gentlemen:

On behalf of Glimpse Group, Inc., a Nevada corporation (the “Company” or “Glimpse”), we hereby respond to your comment letter dated May 3, 2021 and are filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Comments and Responses

Registration Statement on Form S-1 filed April 6, 2021

Use of Market and Industry Data, page iii

1.	You state that the prospectus includes market and industry data that has been obtained from third party sources. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response:

No third parties were commissioned. The Amendment reflects that all market and industry data was derived from non-commissioned publicly available information.

Prospectus Summary, page 1

2.	We note that your VR and AR platform is comprised of a diversified group of wholly-owned and operating VR and AR companies. Please clarify whether The Glimpse Group is a holding company and consider including an organizational chart that summarizes the company’s wholly owned subsidiaries, including the acquisition date of each subsidiary.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response:

The Company is an actively managed platform company, as a significant portion of the Company’s core operations, and its subsidiary company operations, are conducted at the Glimpse parent company level. The parent company provides a centralized executive management team that is actively engaged with the management, coordination and operational/technical direction of the eight active subsidiaries. While each subsidiary targets different industry segments, the platform that Glimpse provides is the infrastructure (e.g. all personnel become employed by the parent company, often moving employees from one subsidiary to another as needed) that removes certain stresses on the management of each subsidiary. The platform creates an ownership structure that incentivizes collaboration, which is fostered by the centralized executive management’s leadership, and shared operational, technical and financial resources.

While the subsidiaries initially supplied the pool of talent and intellectual property, the parent’s management directs, promotes and recommends value-add-collaboration by pooling the technical know-how and facilitating symbiotic business expansion strategies. Please also see the Company’s response to the comment #19 below for a corresponding accounting analysis.

Name of Subsidiary	Date Acquired or Created	Ownership Percentage	Incorporation State
Adept Reality, LLC (dba Adept Reality Learning)	11/2016	100%	Nevada
Kabaq 3D Technologies, LLC (dba QReal)	11/2016	100%	Nevada
KreateAR, LLC (dba PostReality)	11/2016	100%	Nevada
Foretell Studios, LLC (dba Foretell Reality)	11/2016	100%	Nevada
In-It, VR LLC (dba Mezmos, in-active)	2/2017	100%	Nevada
D6 VR, LLC	6/2017	100%	Nevada
Immersive Health Group, LLC	10/2017	100%	Nevada
Number 9, LLC (dba Pagoni VR)	12/2017	100%	Nevada
Early Adopter, LLC	4/2018	100%	Nevada
MotionZone, LLC (in-active)	5/2018	100%	Nevada

A graphical representation of the above information was included in the Amendment.

3.	We note that, as of December 31, 2020, 7,114,533 shares of the company’s common stock were issued and outstanding and over 72% of these common stock are currently held by your directors, officers and affiliated entities. Please include a post-offering chart that reflects the anticipated percentage ownership of public shareholders, pre-existing shareholders, and affiliates following completion of the offering. Additionally, please clarify whether the company will be a “controlled company” under the definition of the applicable listing exchange after the offering and provide applicable disclosure to the extent appropriate.

Response:

The Company will not be deemed a “controlled company” under Nasdaq rules. First, all directors, officers and affiliates are unaffiliated between each other, have no agreements between each other and have not and do not intend to act as a group. Nevertheless, on a pro forma basis, post IPO, based on reasonable IPO scenarios (samples of which are set forth below), these individuals are expected to own an aggregate of less than 50% of the voting power.

IPO Scenario A:

Assuming a $10,500,000 IPO raise at $7.00/share + the exercise of the full 15% over allotment, the Company’s Proforma Common Stock Cap Table will be:

	Total Shares	% of Common Post IPO
Common Stock
Executives and Founders	4,311,848	45.0%
Board of Directors	174,937	1.8%
Pre-IPO Non Insider	3,048,728	31.8%
Pre IPO Total	7,535,513
Conversion of Convertible Note 1	29,150	0.3%
Conversion of Convertible Note 2	295,000	3.1%
IPO Investors ($12,075,000, $7.00/share)	1,725,000	18.0%
	9,584,663	100.0%

IPO Scenario B:

Assuming a $10,500,000 IPO raise at $6.50/share + 0% over allotment, the Company’s Proforma Common Stock Cap Table will be:

	Total Shares	% of Common Post IPO
Common Stock
Executives and Founders	4,311,848	45.5%
Board of Directors	174,937	1.8%
Pre-IPO Non Insider	3,048,728	32.2%
Pre IPO Total	7,535,513
Conversion of Convertible Note 1	29,150	0.3%
Conversion of Convertible Note 2	295,000	3.1%
IPO Investors ($10,500,000, $6.50/share)	1,615,385	17.0%
	9,475,048	100.0%

Finally, the Amendment includes a chart that will reflect the anticipated percentage ownership of public shareholders, pre-existing shareholders, and affiliates following completion of the offering.

Selected Risks Associated With Our Business, page 6

4.	Please disclose, here and in the risk factors section, that you have incurred net losses since inception and quantify your net losses for the reporting periods. Also consider discussing the material risks related to your prior assessment about the company’s ability to continue as a going concern. In this regard, we note your disclosure that “the combination of operating losses since inception, cash expected to be used in operating activities in the future, uncertain conditions relating to additional capital raises and continued revenue growth created an uncertainty about the Company’s ability to continue as a going concern.”

Response:

The Amendment includes a risk factor responsive to this comment.

Impact of COVID-19, page 34

5.	We note your disclosure that your “business and operations have been adversely affected by the COVID-19 pandemic, as have the markets in which [your] customer operate.” Please provide qualitative and quantitative discussion on the assessment of the impact of the pandemic on your results of operations and financial condition for the periods presented. Consider the staff’s guidance, CF Disclosure Guidance Staff: Topic No. 9A published June 23, 2020.

Response:

The Amendment includes a risk factor responsive to this comment.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 34

6.	You disclose on page 15 that the size of your community of customers on your platforms is critical to your success, and your ability to achieve profitability in the future will depend, in large part, on your ability to add new customers, while retaining and even expanding offerings to existing customers. Please tell us whether you monitor your retention rate, the number of new customers, the number of existing customers, and payment volume, including whether you track payment volume from new clients and existing clients separately. To the extent material, please provide a qualitative and quantitative discussion of the changes to these metric and their impact on your revenues, and tell us your consideration for quantifying the increase in revenues attributable to new and existing customers for each period presented.

Response:

For the reason stated below, the Company does not believe enhanced disclosure is necessary because retention and similar metrics are not currently material indications for the Company’s business strategy.

The Company has experienced revenue growth and an expanding customer base across industries. However, Glimpse operates in an early stage industry, and early customers are exploring various options for AR and VR solutions. As such, there is a high degree of variance on the evolution of customer acquisition engagements. Accordingly, while customers are on-boarded and the Company’s software product and solutions are integrated, measured and digested, the Company may not have any additional contracts with such customers during this period or thereafter. In some cases those customers could re-engage after they have evaluated the Company’s solutions and in others more time could be necessary or the project abandoned. Given this dynamic, traditional customer performance metrics, such as retention or churn, volume, recurring, etc., are not yet applicable. As the industry matures and the Company increases its scale, customer performance metrics will become more relevant and the Company will track these closely. Until such time, Glimpse will keep records of customers, contracts and pipeline and monitor those on a regular basis.

7.	You disclose on page 18 that you have made a number of acquisitions in the past. Please tell us whether your period-to-period growth is attributable to your strategy related to acquisition-driven growth. To the extent material, please discuss and quantify the relative impact of the acquired businesses on your revenue and the results of operations for the periods presented.

Response:

Please note that Company’s last acquisition was in April 2018 and any period-to-period growth described in the Company’s S-1 is not driven by acquisitions.

Results of Operations for the Six Months Ended December 31, 2020 Compared to December 31, 2019, page 37

8.	For all periods presented, please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to revenues, for example, please clarify the amount of revenues generated from VR/AR projects, solutions and consulting retainers, identify the factors that drove growth in each and provide corresponding quantification of each factor or offset. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

The Amendment contains enhanced disclosure in applicable sections.

9.	In regard to Cost of Revenues, for all periods presented, please identify, discuss and quantify costs related to internal staffing costs and third-party expenses.

Response:

The Amendment contains enhanced disclosure in applicable sections.

Liquidity and Capital Resources, page 42

10.	Please expand your disclosure to include your estimated cash requirements over the next twelve months.

Response:

The Amendment contains enhanced disclosure in applicable section.

Business The Glimpse Platform, page 44

11.	You state that while each subsidiary company owns its own IP, there will be perpetual licensing agreements between your subsidiary companies. Please disclose the material terms of the licensing agreements and file the agreements as exhibits to the registration statement or tell us why this information is not material.

Response:

At this time, the inter-subsidiary licensing agreements do not exist and the Company’s S-1 disclosures have been revised to describe the Company’s expectation to form these agreements in the future.

Economic Dependence, page 51

12.	We note your disclosure that one customer accounted for approximately 12% of your total gross revenues during the year ended June 30, 2020 and a different customer accounted for approximately 19% of your total gross revenues during the year ended June 30, 2019. Further, two customers accounted for approximately 53% (35% and 18%, respectively) of your total gross revenues during the six months ended December 31, 2020 and two different customers accounted for approximately 26% (15% and 11%, respectively) of your total gross revenues during the six months ended December 31, 2019. Please identify the customers and revise to disclose the material terms of your agreements with these customers, including, but not limited to, the terms and termination provisions. In addition, please ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to customers or investors, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results. Refer to Item 303 of Regulation S-K for guidance.

Response:

As mentioned in Item 6 above, the Company operates in an early stage industry, and customers are exploring various options for AR and VR solutions and acting as early adopters of VR and AR solutions. As such, there is a high degree of variance on the Company’s source of revenues while customers are on-boarded and the Company’s software product and solutions are integrated, measured and digested. A customer that may account for a higher concentration of revenue in one period may not account for any revenue in subsequent periods. In some cases those customers could re-engage after they have evaluated the Company’s solutions and may or may not be a source of future revenue.

As such, customers that make up a significant portion of revenues in one period, often do not make up a significant portion in other periods. Given this dynamic, which has continued both prior and subsequent to the reported periods, Glimpse expects this variability in Customer Concentration to continue until such point in time when the Company’s revenue has reached larger scale, and with a larger portion of the Company’s revenues coming from Software Licenses/SaaS. Due to the consistent oscillation in Customer Concentration from period-to-period, the Company does not view Customer Concentration as a material issue at this time.

Typically, customer contracts can be canceled at any time by the customer upon 30-90 day written notice (depending on the size of the contract). In such an event, the customer would owe the Company unpaid amounts up until the point of cancelation. The Company typically charges 25-50% of the contact value upfront and those are usually not refundable, mitigating some of the contract cancellation risk. In aggregate, it is rare that a signed contract is canceled at any stage.

Management, page 52

13.	You disclose on page 52 that the leadership team of each subsidiary company, in addition to their equity ownership in the company, also have an economic interest in their particular subsidiary company, typically ranging between 5-10% of the total net sale proceeds of the subsidiary and includes a three-year vesting schedule. Please provide the information required by Item 401(c) of Regulation S-K related to significant employees or tell us why this information is not required. Additionally, please discuss the material terms of any agreements you have with these individuals.

Response:

The Company does not believe that the identification of managers at the subsidiary level is required because it does not believe the managers of its subsidiaries have the ability to materially contribute to the combined operations of the Glimpse parent company. Their contributions are managerial at the subsidiary level, and they have no say on the policies of the Glimpse parent company. These manager employees have the following attributes which have led us to the conclusion that they do not have to be identified:

(i)	the subsidiary operations to which they are tasked to manage are still in earlier stages of development and, if needed, they can be replaced by the Company’s executives or the General Managers (GMs) of other subsidiary companies or any subsidiary’s internal personnel, until a suitable replacement is found, likely without a material negative impact on the longer term viability of such subsidiary company,
(ii)	they are all on shorter term 1-year employment contracts,
(iii)	their cash compensation is relatively low relative to the market,
(iv)	there is no contractual severance, and
(v)	they all have 3-year vesting schedules on their economic interest (33% vesting after Year 1, and then monthly for the remaining 24 months). The GM’s economic interest in their subsidiary company is there to tie them more tightly into their particular subsidiary and not just to Glimpse at large. In addition, such economic interest is completely contingent on a future sale of their subsidiary company for a material amount (over $10,000,000).

Non-Executive Officer Directors, page 53

14.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of the registrant’s business and structure.

Response:

The Amendment contains enhanced disclosure in applicable section.

Certain Relationships and Related Party Transactions, page 59

15.	We note the disclosure on page F-16 that during the year ended June 30, 2020, the company raised $1.33 million by the issuance of unsecured convertible promissory notes with a three-year term, primarily from existing company investors, including participation by the company’s executives and independent members of the company’s board in the amount of $0.2 million. We also note that Darklight Partners LLC and VRTech Consulting LLC each beneficially own over 14% of the company and are owned and managed by Mr. Bentovim (your president, chief executive officer and Chairman) and Mr. Smith (your chief creative officer and director), respectively. Please revise to provide the information required by Item 404 of Regulation S-K or tell us why this information is not required.

Response:

The Amendment contains enhanced disclosure in the applicable section.

Note 3. Summary of Significant Accounting Policies Revenue Recognition, page F-8

16.	In order to better understand the nature of the services transferred in your arrangements, please clearly identify the nature of the performance obligations specified in your contracts for each service line (i.e. Software Services and Software License and Software- as-a-Service). For example, in regard to Software Services, describe in further detail your typical contractual service obligations that are transferred in VR/AR software projects, solutions and consulting services. Also, clarify and explain the contractual provisions in your Software Service arrangements that result in multiple performance obligations, including judgments made concerning the timing of satisfaction and in the allocation of the transaction price, if any. Refer to ASC 606-10-50-12 and 606-10-50-17.

Response:

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records a receivable when revenue is recognized prior to invoicing, or deferred revenue when revenue is recognized subsequent to invoicing.

For Software Services project contracts, the Company generally invoices customers after the project has been delivered and accepted by the customer. Software Service project contracts typically consist of designing and programming software for the customer. In most cases, there is only one performance obligation, and revenue is recognized upon completion, delivery and customer acceptance. In certain instances one contract may include multiple distinct projects that can each be implemented and operated independently of subsequent projects in the contract. In such cases, the Company accounts for these distinct projects as separate performance obligations and recognizes revenue upon the completion of each project or obligation, its delivery and customer acceptance.

For Software Services consulting or retainer contracts, the Company generally invoices customers monthly at the beginning of each month in advance for services to be performed in the following month. The sole performance obligation is satisfied when the services are performed. Software Services consulting or retainer contracts typically consist of ongoing support for a customer’s software or specified business practices.

For Software License or SaaS contracts, the Company generally invoices customers when the software has been delivered to and accepted by the customer, which is also when the performance obligation is satisfied. For multi-period Software License or SaaS contracts, the Company generally invoices customers annually at the beginning of each annual coverage period. Software License or SaaS contracts consist of providing clients with software designed by the Company. For Software License or SaaS contracts, there are generally no ongoing support obligations unless specified in the contract (becoming a Software Service.).

Consolidated Financial Statements for the six months ended December 31, 2020 and 2019
Note 13. Subsequent Events, page F-18

17.	We note you reduced the conversion price to $4.00 per share in order to encourage early conversion of the Convertible Promissory Notes in January 2021. Please tell us if you considered the change to these notes to be a debt modification or debt extinguishment. If you consider the change to be a modification, please tell us how you concluded the change made to the notes was a not substantially different term under ASC 470-50-40-10. If you consider the change to be an extinguishment, please tell us the amount of gain or loss recognized. Refer to ASC 470-50-40-2.

Response:

In January 2021, $1,042,500 of the Convertible Note 1 was converted into common shares and therefore extinguished. As a result, a loss of approximately $395,000 was recognized, reflecting the reduction of the Notes conversion price from $4.50/share to $4.00/share, the issuance of Year 3 Interest (10%) paid in common stock (at $4.00/share instead of $4.50/share), and the accelerated amortization of related pre-paid interest and original issue discount expenses.

Consolidated Financial Statements for the years ended June 30, 2020 and 2019 Consolidated Balance Sheet, page F-23

18.	We note your financial statements for the year ended June 30, 2019 have been labeled as restated. Please tell us and disclose whether the financial statements were restated due to an error correction and provide the required error correction disclosures. Refer to ASC 250-10-50-7.

Response:

The only change was related to how the Company accounts for Goodwill amortization as it transitioned to public company reporting (vs. private), as detailed in the related Change in Accounting Principle. The change was not as a result of an error correction.

Note 1. Description of Business, page F-27

19.	We note your business is currently comprised of eight wholly-owned subsidiary companies, each targeting different industry segments. Please clarify for us, and revise if necessary, whether you have reporting segments as defined under ASC 280. If so, please provide the required disclosures under ASC 280-10-50.

Response:

The Company currently owns ten wholly-owned subsidiary companies, although two are not currently operationally active. The Company aggregates all operations at the Glimpse parent level. There is one bank account, only Glimpse has an EIN, all employment contracts are with Glimpse, all other vendor and customer contracts are with Glimpse, all invoices go out from Glimpse, etc. As such, there is no discrete financial information for any of the subsidiary companies at this stage in the Company’s life cycle. Since there is no discrete financial information available, the Company believes that segment reporting is not required.

General

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither the Company nor the Underwriters used or intend to use any such written communications or materials.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Darrin M. Ocasio

Darrin M. Ocasio